Aphios Pharma LLC

Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report

December 31, 2021 and 2020

APHIOS PHARMA LLC

TABLE OF CONTENTS

To the Manager of
Aphios Pharma LLC
Woburn, Massachusetts

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Aphios Pharma LLC (the "Company") which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aphios Pharma LLC as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aphios Pharma LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company is a business that has not yet generated revenues or profits since inception, has sustained losses of $29,635 and $15,935 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had a members' deficit of $2,334 and lacks liquidity to satisfy its obligations as they come due with just $1,284 of cash as of December 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design,

implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aphios Pharma LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aphios Pharma LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aphios Pharma LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 9, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

APHIOS PHARMA LLC
BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,284	$ 1,386
Due from related party	-	25,915
Escrow receivable	24,642	-
Total Current Assets	25,926	27,301
TOTAL ASSETS	$ 25,926	$ 27,301
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts payable	$ -	$ -
Due to related party	1,620	-
Total Current Liabilities	1,620	-
Long-Term Liabilities:		
SAFE agreements liability	26,640	-
Total Long-Term Liabilities	26,640	-
Total Liabilities	28,260	-
Members' Equity/(Deficit):		
Membership Units, unlimited units authorized, 20,046,502 units issued and outstanding as of both December 31, 2021 and 2020	(2,334)	27,301
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ 25,926	$ 27,301

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

APHIOS PHARMA LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General and administrative	10,716	5,765
Sales and marketing	16,921	9,955
Total Operating Expenses	27,637	15,720
Loss from operations	(27,637)	(15,720)
Other Income/(Expense):		
SAFE offering costs	(1,998)	-
Interest expense	-	(215)
Total Other Income/(Expense):	(1,998)	(215)
Net loss	$ (29,635)	$ (15,935)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

APHIOS PHARMA LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the years ended December 31, 2021 and 2020

	Number of Units		Total Members' Equity/(Deficit)
Balance at January 1, 2020	20,046,502	$	43,236
Net loss	-		(15,935)
Balance at December 31, 2020	20,046,502		27,301
Net loss	-		(29,635)
Balance at December 31, 2021	20,046,502	$	(2,334)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

APHIOS PHARMA LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net loss	$ (29,635)	$ (15,935)
Adjustments to reconcile net loss to net cash used in operating activities:		
SAFE offering costs	1,998	-
Net Cash Used In Operating Activities	(27,637)	(15,935)
Cash Flows From Financing Activities		
Proceeds from related party	27,535	15,797
Net Cash Provided By Financing Activities	27,535	15,797
Net Change in Cash	(102)	(138)
Cash at Beginning of Period	1,386	1,524
Cash at End of Period	$ 1,284	$ 1,386
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 215
Supplemental Disclosure of Non-Cash Financing Activities		
Subscription receivable	$ 24,642	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Aphios Pharma LLC (the "Company") is a limited liability company organized July 6, 2018 under the laws of Delaware. The Company was organized to deliver, develop, and commercialize cannabis-based drugs for the central nervous system and other debilitating disorders.

As of December 31, 2021, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and raising capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company's year-end is the calendar year.

<u>Use of Estimates</u>

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents and Concentration of Cash Balance</u>

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdictions.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits since inception, has sustained losses of $29,635 and $15,935 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had a members' deficit of $2,334 and lacks liquidity to satisfy its obligations as they come due with just $1,284 of cash as of December 31, 2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company has advanced funds to and received advances from a member of the Company. As of December 31, 2021, the amount due to the member totaled $1,620. As of December 31, 2020, the amount due from the member totaled $25,915. The advances bear no interest and are considered payable on demand.

NOTE 5: MEMBERS' EQUITY/(DEFICIT)

The Company has authorized an unlimited number of membership units. 20,046,502 membership units were issued and outstanding as of both December 31, 2021 and 2020.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: SAFE AGREEMENTS

During the year ended December 31, 2021, the Company conducted an offering of Simple Agreements for Future Equity ("SAFE") under Regulation Crowdfunding and raised $26,640 from the issuance of SAFE agreements as of December 31, 2021. The funds were held in escrow with the broker as of December 31, 2021, and therefore were recorded as an escrow receivable on the balance sheet as of December 31, 2021. The Company incurred $1,998 of broker fees related to the issuance of SAFE agreements, which was recorded to other expense in the statement of operations as the life is indeterminable.

The SAFE agreements convert into SAFE preferred units if and upon a future equity financing event, when the SAFEs automatically convert into the Company's preferred units at a conversion price resulting from whichever provides a greater number of shares between: A) a 10% discount to the pricing in the triggering equity financing event; B) the share pricing implied by a $70,000,000 ($71,000,000 for investors after the first $100,000 of issuances) post-money valuation on the Company's then outstanding fully diluted capitalization.

In the case of a liquidity event (as defined in the SAFE agreement), SAFE holders may elect either payment of the SAFE's purchase price or the amount payable if the SAFE had been converted into the number of common units from a conversion price implied by a $70,000,000 post-money valuation on the Company's then outstanding fully diluted capitalization.

In the case of a dissolution event prior to the SAFE's termination, SAFE holders are entitled to payment of the SAFE purchase amount.

In a liquidity event, the SAFE is intended to operate like standard nonparticipating preferred units. The SAFE holders' rights to receive liquidity or dissolution payments are junior to payment of outstanding indebtedness and creditor claims, on par with payments for other SAFEs and/or preferred units, and senior to payments for common units.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective

date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

<u>Regulation Crowdfunding Offering</u>

The company is currently conducting an offering of its Simple Agreement for Future Equity under Regulation Crowdfunding. Through the issuance date, the Company has raised an additional $4,317 in gross proceeds.

Management's Evaluation

Management has evaluated subsequent events through April 9, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.